Exhibit 99.9

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
2700-205 5 Avenue SW	Telefax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Penn West Petroleum Ltd., the administrator of Penn West Energy Trust

We consent to the inclusion in this annual report on Form 40-F of:

•
our auditors’ report dated March 18, 2010 on the consolidated balance sheets of Penn West Energy Trust (the “Trust”) as at December 31, 2009 and 2008 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended;

•
our audit report dated March 18, 2010 on the supplemental note to the consolidated financial statements entitled “Reconciliation of Canadian and United States Generally Accepted Accounting Principles”;

•	our Report of Independent Registered Public Accounting Firm dated March 18, 2010 on the Trust’s internal control over financial reporting as of December 31, 2009; and

•	our Comments by Auditors for United States Readers on Canada – United States Reporting Differences, dated March 18, 2010.

each of which is contained in this annual report on Form 40-F of the Trust for the fiscal year ended December 31, 2009.

We also consent to the incorporation by reference of such reports in the Registration Statements No. 333-145296 on Form F-3 and No. 333-151324 on Form F-10 of the Trust.

Signed “KPMG LLP”

Chartered Accountants

Calgary, Canada
March 18, 2010

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.